UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022
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Commission File Number: 001-40841
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TDCX Inc.

750D Chai Chee Road,
#06-01/06 ESR BizPark @ Chai Chee
Singapore 469004
(65) 6309-1688

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

TABLE OF CONTENTS

Exhibit 99.1	Announcement — Entry Into Warrant Agreement with Airbnb

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDCX INC.

By	:	/s/ Laurent Junique
Name	:	Laurent Junique
Title	:	Executive Chairman and Chief Executive Officer

Date: September 8, 2022